UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

GBS Enterprises Incorporated

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

36150G 10 6

(CUSIP Number)

Stephen D. Baksa

2 Woods Lane

Chatham, NJ 07928

(973) 635-4710

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 36150G 10 6	Page 2 of 4 pages

1	NAMES OF REPORTING PERSONS:

	Stephen D. Baksa

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		2,135,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		300,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,135,000

WITH	10	SHARED DISPOSITIVE POWER:

		300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,435,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.71%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No. 36150G 10 6	Page 3 of 4 pages

EXPLANATORY NOTE

This Amendment No. 1 amends certain information contained in the Schedule 13D filed by Stephen D. Baksa (“Baksa” or the “Reporting Person”) with the Commission on March 6, 2012 (the “Original Schedule 13D”) with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of GBS Enterprises Incorporated, a Nevada corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Original Schedule 13D. Unless specifically amended hereby, the disclosure set forth in the Original Schedule 13D shall remain unchanged.

Item 3.   Source and Amount of Funds or Other Consideration

(a)	On March 8, 2012, the Reporting Person purchased an aggregate of 25,000 shares of Common Stock of the Issuer on the open market (OTCBB) for an aggregate purchase price of $39,150, excluding brokerage fees and commissions. Mr. Baksa used his personal funds when purchasing the shares. The chart below sets forth the price breakdown of the share purchases:

Number of Shares	Price Per Share	Total
1,000	$1.40	$1,400
9,000	$1.50	$13,500
10,000	$1.60	$16,000
5,000	$1.65	$8,250
25,000		$39,150.00

(b)	On March 26, 2012, the Reporting Person purchased 700,000 warrants (the “Warrants”) from the Issuer for an aggregate purchase price of $10.00. Each Warrant is exercisable to purchase one share of Common Stock of the Issuer for $0.50 from the date of grant until the third anniversary of the date of grant.

(c)	On March 26, 2012, the Reporting Person exercised 250,000 Warrants (of the 700,000 Warrants referenced in Item 3(b) above) to purchase 250,000 shares of Common Stock of the Issuer for an aggregate exercise price of $125,000.

Item 5.   Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

Baksa beneficially owns 2,435,000 shares of the Issuer’s Common Stock, consisting of (i) 1,685,000 shares of Common Stock held directly; (ii) 450,000 shares of Common Stock issuable upon the exercise of Warrants to purchase 450,000 shares of Common Stock at a purchase price of $0.50 per share; and (iii) 300,000 shares of outstanding Common Stock indirectly held as co-trustee of two trusts for his adult children. The Reporting Person disclaims beneficial ownership of the 300,000 shares of Common Stock indirectly held by him as co-trustee of such trusts. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Person’s beneficial ownership of the shares of Common Stock of the Issuer represents approximately 8.71% of the issued and outstanding shares of Common Stock of the Issuer, based on 27,952,958 shares of Common Stock consisting of (i) 27,502,958 shares of Common Stock of the Issuer outstanding on March 27, 2012 (including 250,000 shares of Common Stock issued upon the exercise of 250,000 Warrants by Baksa on March 26, 2012 as disclosed in Item 3 above) and (ii) 450,000 shares of Common Stock issuable upon the exercise of 450,000 Warrants purchased by Baksa from the Issuer on March 26, 2012. Pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, any securities not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within sixty days shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

CUSIP No. 36150G 10 6	Page 4 of 4 pages

(b)	Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote or to Direct the Vote:	2,135,000

Shared Power to or to Direct the Vote:	300,000

Sole Power to Dispose or to Direct the Disposition of:	2,135,000

Shared Power to Dispose or to Direct the Disposition of:	300,000

(c)	Transactions in the securities effected during the past sixty days: See Item 3 above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2012	/s/ Stephen D. Baksa
Stephen D. Baksa

Attention:  Intentional misstatements or omissions of facts constitute Federal criminal violations (see 18 U.S.C. 1001).